UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BROOKFIELD REAL ESTATE INCOME TRUST INC.

(Name of Issuer)

Class I common stock, par value $0.01 per share, Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, Class T common stock, par value $0.01 per share, Class C common stock, no par value per share, and Class E common stock, no par value per share.

(Title of Class of Securities)

N/A

(CUSIP Number)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

Tel: (416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person BROOKFIELD CORPORATION
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,197,179[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,197,179[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,197,179[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.12% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 3,900 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD HOLDINGS CANADA INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 469,814
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 469,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,814
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.83% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person CO

1.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD CORPORATE TREASURY LTD.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 469,814
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 469,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,814
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.83% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person OO

1.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD OAKTREE HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 469,814[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 469,814[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,814[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.83% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.	Solely in its capacity as the sole common shareholder of OCG NTR Holdings, LLC.
2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person OCG NTR HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 469,814[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 469,814[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,814[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.83% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.	Solely in its capacity as beneficial owner of the general partner of BUSI II-C L.P.
2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II GP-C LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 469,814
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 469,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,814
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.83% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person OO

1.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II-C L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 469,814
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 469,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,814
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.83% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person PN

1.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person OAKTREE CAPITAL GROUP HOLDINGS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 469,814[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 469,814[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,814[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.83% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person PN

1.	Solely in its capacity as the indirect owner of the class B units of Brookfield Oaktree Holdings, LLC.
2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD ASSET MANAGEMENT LTD.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 269,025[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 269,025[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 269,025[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.48% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 1,442 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD ASSET MANAGEMENT ULC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 996,390[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 996,390[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 996,390[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.77% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 5,342 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BPG MANAGER HOLDINGS GP ULC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 660,286[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 660,286[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 660,286[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.17% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 3,454 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BPG MANAGER HOLDINGS L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 660,286[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 660,286[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 660,286[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.17% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person PN

1.

Amount includes 3,454 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD US HOLDINGS INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,104[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,104[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,104[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.60% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 1,888 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD US INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 336,104[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 336,104[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,104[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.60% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person CO

1.

Amount includes 1,888 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY MASTER HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 254,470[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 254,470[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 254,470[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.45% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 1,366 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY GROUP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 254,470[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 254,470[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 254,470[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.45% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 1,366 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 81,634[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 81,634[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,634[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.14% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 522 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PUBLIC SECURITIES GROUP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,898[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,898[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,898[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.03% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 95 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BIM CAPITAL LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,736[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,736[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,736[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.12% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 427 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan), based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD REIT ADVISER LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 254,470[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 254,470[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 254,470[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.45% of all outstanding shares of Issuer common stock[2]
14.	Type of Reporting Person OO

1.

Amount includes 1,366 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related to such Reporting Persons, as discussed below.

2.

Percentage based upon 56,451,031 outstanding shares of the Issuer’s common stock as of November 11, 2024 (including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan related), based on information provided by the Issuer.

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D initially filed on June 6, 2022 (the “Original Filing”) by Brookfield Asset Management Inc., BAM Partners Trust, Brookfield Holdings Canada Inc., Brookfield US Holdings Inc., Brookfield US Inc., Brookfield US II Inc., Brookfield Property Master Holdings LLC, Brookfield Property Group LLC, Brookfield Property Group II LLC, BUSI II NTR Sub LLC, BUSI II GP-C LLC, BUSI II-C L.P., Brookfield Public Securities Group Holdings LLC, Brookfield Public Securities Group LLC, BIM Capital LLC, and Brookfield REIT Adviser LLC, as amended by that certain Amendment No. 1 to Schedule 13D filed on July 1, 2022, that certain Amendment No. 2 to Schedule 13D filed on April 10, 2023, that certain Amendment No. 3 to Schedule 13D filed on June 30, 2023, and that certain Amendment No. 4 to Schedule 13D filed on October 4, 2024 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following:

Repurchase and Distribution Agreement

On November 8, 2024, the Issuer entered into that certain Repurchase and Distribution Agreement (the “Repurchase and Distribution Agreement”) by and among the Issuer, BUSI II-C, Brookfield REIT OP GP LLC, a Delaware limited liability company (the “OP GP”), and the Operating Partnership. Pursuant to the Repurchase and Distribution Agreement, (i) BUSI II-C submitted a repurchase request to the Issuer with respect to (a) 25,123,346.212 of its Class I shares of common stock of the Issuer (“Class I Shares”), having a net asset value per share (“NAV”) of $11.081, resulting in total NAV of $278,389,287.039, and (b) 2,173,519.737 of its Class E shares of common stock of the Issuer (Class E Shares”), having a NAV per share of $11.068, resulting in a total NAV of $24,055,864.390; and (ii) the Issuer, through the Operating Partnership, authorized a distribution in kind to BUSI II-C consisting of: (x) 25,123,346.212 Class I units of the Operating Partnership (“OP Units”), having a NAV per unit of $11.081, resulting in a total NAV of 278,389,287.039, and (y) 2,173,519.737 Class E OP Units, having a NAV per unit of $11.068, resulting in a total NAV of $24,055,864.390. Pursuant to that certain Fourth Amended and Restated Limited Partnership Agreement of the Operating Partnership, dated as of September 25, 2024 (the “OP LPA”) and the Repurchase and Distribution Agreement, BUSI II-C must hold the OP Units for a period of at least twelve full months (or such shorter period as consented to by the OP GP in its sole discretion) and any OP Units that BUSI II-C submits for redemption pursuant to the OP LPA will be redeemed for cash unless the Issuer’s board of directors determines, in its sole and absolute discretion, that such OP Units be redeemed in whole or in part in Shares.

The foregoing descriptions of the Repurchase and Distribution Agreement and the OP LPA do not purport to be complete and are qualified in their entirety by reference to the full text of the Repurchase and Distribution Agreement and the OP LPA, which are filed as exhibits hereto and incorporated by reference herein.

Share Exchange

On November 8, 2024, BPG LP exchanged all of its 643,494 Class I Shares (including 3,454 Shares that will be issued on or about November 20, 2024 pursuant to the DRIP) having a NAV of $11.081 per share, resulting in total NAV of $7,130,492.66, for 660,286 Class C shares of common stock of the Issuer (“Class C Shares”) having a NAV of $10.799 per share, having a total NAV of $7,130,492.66.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Calculations of the percentage of Shares beneficially owned assumes that there were 56,451,031 Shares outstanding as of November 11, 2024, including 2,725,409 shares of the Issuer’s common stock that will be issued on or about November 20, 2024 pursuant to the Issuer’s distribution reinvestment plan

As of November 11, 2024, (i) BUSI II-C directly holds 469,814 Shares, 18,049 of which are designated as Class E Shares and 451,765 of which are designated as Class I Shares, (ii) BPG LP directly holds 660,286 Shares (including 3,454 Shares that will be issued on or about November 20, 2024 pursuant to the DRIP), all of which are designated as Class C Shares, (iii) BIM directly holds 66,736 Shares (including 427 Shares that will be issued on or about November 20, 2024 pursuant to the DRIP), all of which are designated as Class E Shares, (iv) PSG directly holds 14,898 Shares (including 95 Shares that will be issued on or about November 20, 2024 pursuant to the DRIP), all of which are designated as Class E Shares, and (v) the Adviser directly holds 254,470 Shares (including 1,366 Shares that will be issued on or about November 20, 2024 pursuant to the DRIP), all of which are designated as Class I Shares.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of each of the cover pages of this Schedule 13D, and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than BUSI II-C, BPG LP, BIM, PSG and the Adviser to the extent they directly hold the Issuer securities reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(c) Except as set forth below, none of the Reporting Persons has engaged in any transaction during the past 60 days in any Shares.

On August 30, 2024, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on August 30, 2024 and were paid on or about September 20, 2024. With respect to the Shares directly held by BUSI II-C, BPG LP, BIM, PSG and the Adviser, these distributions were reinvested in an additional 148,969, 3,391, 419, 94 and 1,830 Shares, respectively, pursuant to the DRIP.

On September 30, 2024, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on September 30, 2024 and were paid on or about October 21, 2024. With respect to the Shares directly held by BUSI II-C, BPG LP, BIM, PSG and the Adviser, these distributions were reinvested in an additional 151,781, 3,455, 427, 95 and 2,302 Shares, respectively, pursuant to the DRIP.

On October 30, 2024, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on October 30, 2024 and will be paid on or about November 20, 2024. With respect to the Shares directly held by BPG LP, BIM, PSG and the Adviser, these distributions will be reinvested in an additional 3,454, 427, 95 and 1,366 Shares, respectively, pursuant to the DRIP.

Pursuant to the terms of the Advisory Agreement, the Adviser has elected to receive its management fee to date in Shares of the Issuer. As payment of its management fee under the terms of the Advisory Agreement, on August 20, 2024, September 20, 2024 and October 23, 2024 the Issuer issued 81,759, 80,557 and 81,599 Shares, respectively, designated as Class I Shares to the Adviser. On September 30, 2024, the Issuer repurchased from the Adviser 254,936 Shares for total consideration of $2,808,836.

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.

(e) As a result of the transactions reported herein, as of close of business on November 8, 2024, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Issuer’s Shares. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The sections titled “Operating Partnership Units” and “Amended and Restated Advisory Agreement” Item 6 of the Schedule 13D are hereby amended and restated as follows:

Operating Partnership Units

In addition to the Shares owned by BUSI II-C set forth above, as of the date hereof, BUSI II-C directly holds 25,123,346.212 Class I OP Units and 2,173,519.737 Class E OP Units (the “Exchange Units”). BUSI II-C acquired the Exchange Units it directly holds in exchange for the repurchase by the Issuer of its Class I Shares and Class E Shares pursuant to the Repurchase and Distribution Agreement. Ownership of OP Units does not constitute beneficial ownership of Shares under Rule 13d-3 under the Act because pursuant to the terms of the OP LPA and the Repurchase and Distribution Agreement, (i) BUSI II-C must hold the OP Units for a period of at least twelve full months (or such shorter period as consented to by the OP GP in its sole discretion), (ii) BUSI II-C does not have the right to require the Operating Partnership, as the issuer of the OP Units, to redeem its OP Units for Shares and (iii) any OP Units that BUSI II-C submits for redemption pursuant to the OP LPA will be redeemed for cash unless the board of directors of the Issuer determines, in its sole and absolute discretion, that such OP Units be redeemed in whole or in part in Shares. BUSI II-C disclaims beneficial ownership of the Shares that may be issuable upon exchange of the OP Units.

The foregoing descriptions of the Repurchase and Distribution Agreement and the OP LPA are not intended to be complete and are qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Second Amended and Restated Advisory Agreement

The Issuer, the Operating Partnership and the Adviser are parties to that certain Second Amended and Restated Advisory Agreement, dated as of October 1, 2024 (the “Advisory Agreement”). As compensation for its services provided pursuant to the Advisory Agreement, the Issuer pays the Adviser a management fee equal to 1.25% of NAV for its Class T, Class S, Class D, Class I and Class C Shares (collectively, the “Participating Shares”) per annum payable monthly, and the Operating Partnership pays the Adviser a management fee equal to 1.25% of Operating Partnership’s NAV of its Class T, Class T-1, Class S, Class S-1, Class D, Class D-1, Class I and Class C units held by unitholders other than the Issuer (collectively, the “Participating Units”) per annum payable monthly. In addition, the Issuer and the Operating Partnership will pay the Adviser a management fee equal to 1.25% of the aggregate DST Property (as defined the Advisory Agreement) consideration per annum payable monthly for all DST Properties subject to the FMV Option (as defined the Advisory Agreement) held by the Operating Partnership. For avoidance of doubt, the Adviser does not receive a duplicative management fee with respect to any DST Property. In calculating the management fee, the Issuer and the Operating Partnership use the NAV of the Issuer and the Operating Partnership before giving effect to any accruals for the management fee, the performance fee, the stockholder servicing fee, the investor servicing fee or distributions payable on the Issuer’s shares or the Operating Partnership’s units. No management fee will be paid with respect to Class E Shares or Class E OP Units.

Pursuant to the Advisory Agreement, the Issuer pays the Adviser a performance fee equal to 12.5% of the total return, subject to a 5% hurdle amount and a high-water mark, with a catch-up with respect to the Participating Shares payable annually. The Issuer does not pay the Adviser a performance fee with respect to the Class E Shares and as a result, it is a class-specific expense. In addition, to the extent that the Operating Partnership issues Participating Units, the Operating Partnership will pay the Adviser a performance fee with respect to such Participating Units paid annually in an amount equal to 12.5% of the total return, subject to a 5% hurdle amount and a high-water mark, with a catch-up.

If the Adviser elects to receive any portion of the management and performance fees in Shares, the Adviser may elect at a later date to have the Issuer repurchase from the Adviser such Shares at a price per Share equal to the then-current transaction price for such Share in the Issuer’s public offering. Such Shares will not be subject to the terms of the Repurchase Arrangement discussed below, the repurchase limits of the Issuer’s share repurchase plan or any reduction or penalty for an early repurchase. If the Adviser elects to receive any portion of the management and performance fees in OP Units, the Adviser may elect at a later date to have the Operating Partnership repurchase such OP Units for cash unless the Issuer’s board of directors determines that any such repurchase for cash would be prohibited by applicable law or the Issuer’s charter, in which case such OP Units will be repurchased in exchange for Shares with an equivalent aggregate NAV.

This description of the Advisory Agreement is not intended to be complete and is qualified in its entirety by reference to the Advisory Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

1.	Joint Filing Agreement, dated October 4, 2024, among the Reporting Persons (filed as Exhibit 1 to the Issuer’s Report on Schedule 13D filed on October 4, 2024 and incorporated herein by reference)

2.

Second Amended and Restated Advisory Agreement, dated October 1, 2024, by and among Brookfield Real Estate Income Trust Inc., Brookfield REIT Operating Partnership L.P. and Brookfield REIT Adviser LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 1, 2024 and incorporated herein by reference)

3.

Fourth Amended and Restated Limited Partnership Agreement of Brookfield REIT Operating Partnership L.P. dated September 25, 2024 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 1, 2024 and incorporated herein by reference)

4.	Distribution Reinvestment Plan (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 13, 2023 and incorporated herein by reference)

5.	Brookfield Share/OP Unit Repurchase Arrangement (filed as Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed on May 16, 2022 and incorporated herein by reference)

6.

Contribution Agreement, dated November 2, 2021, by and among BUSI II-C L.P., Brookfield REIT Operating Partnership L.P. and Brookfield Real Estate Income Trust Inc. (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on November 8, 2021 and incorporated herein by reference)

7.

Subscription Agreement, dated November 30, 2021, by and among BUSI II-C L.P. and Brookfield REIT Operating Partnership L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 2, 2021 and incorporated herein by reference)

8.

Unit Transfer Agreement, dated December 17, 2021, by and among BUSI II-C L.P., Brookfield REIT Operating Partnership L.P., BOP Nest Domain JV LLC and BOP Nest Nashville JV LLC (filed as Exhibit 8 to the Issuer’s Report on Schedule 13D filed on June 6, 2022 and incorporated herein by reference)

9.

Contribution Agreement, dated March 21, 2022, by and between BUSI II-C and Brookfield REIT OP Special Limited Partner L.P. (filed as Exhibit 9 to the Issuer’s Report on Schedule 13D filed on June 6, 2022 and incorporated herein by reference)

10.

Omnibus Assignment, Conversion and Redemption Agreement, dated June 29, 2022, by and between BUSI II-C L.P. and Brookfield Real Estate Income Trust Inc., among others (filed as Exhibit 10 to the Issuer’s Report on Form 13D filed on July 1, 2022 and incorporated herein by reference)

11.

Repurchase and Distribution Agreement, dated November  8, 2024, by and among Brookfield Real Estate Income Trust Inc., BUSI II-C L.P, Brookfield REIT OP GP LLC and Brookfield REIT Operating Partnership L.P. (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Director

BROOKFIELD CORPORATE TREASURY LTD.

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Director

BROOKFIELD OAKTREE HOLDINGS, LLC

By:	/s/ Nicholas Goodman
Name:	Nicholas Goodman
Title:	Chief Executive Officer

OCG NTR HOLDINGS, LLC

By:	/s/ Michelle Campbell
Name:	Michelle Campbell
Title:	Director

BUSI II GP-C LLC

By:	/s/ Michelle Campbell
Name:	Michelle Campbell
Title:	Secretary

BUSI II-C L.P., by its general partner, BUSI II GP-C LLC

By:	/s/ Michelle Campbell
Name:	Michelle Campbell
Title:	Secretary

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director and General Counsel

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director

BPG MANAGER HOLDINGS GP ULC

By:	/s/ Valerie Tso
Name:	Valerie Tso
Title:	President

BPG MANAGER HOLDINGS L.P., by its general partner, BPG Manager Holdings GP ULC

By:	/s/ Valerie Tso
Name:	Valerie Tso
Title:	President

BROOKFIELD US HOLDINGS INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Director

BROOKFIELD US INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

BROOKFIELD PROPERTY MASTER HOLDINGS LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC

By:	/s/ Brian Hurley
Name:	Brian Hurley
Title:	Chief Operating Officer

BROOKFIELD PUBLIC SECURITIES GROUP LLC

By:	/s/ Brian Hurley
Name:	Brian Hurley
Title:	Chief Operating Officer

BIM CAPITAL LLC

By:	/s/ Brian Hurley
Name:	Brian Hurley
Title:	Chief Operating Officer

BROOKFIELD REIT ADVISER LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director